UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

                                                                                                        SEC FILE NUMBER:  0-28032
                                            CUSIP NUMBER:  702898107

(Check One): [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 10-D  [  ]Form N-SAR  [  ] Form N-CSR

For Period Ended:  June 30, 2011
[   ] Transition Report on Form 10-K                                                                                     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                                                                                     [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

PART I
REGISTRANT INFORMATION

Full name of Registrant Patapsco Bancorp, Inc.
Former Name if Applicable____________________________________
Address of Principal Executive Office (Street and Number)1301 Merritt Boulevard
City, State and Zip Code  Dundalk, Maryland 21222

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed.)

Patapsco Bancorp, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the Year Ended June 30, 2011 by the September 28, 2011 due date because the Company’s auditors require additional time to complete their review of the Company’s audited financial statements.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Michael J. Dee	(410) 285-1010
(Name)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes     [   ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes     [ X ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PATAPSCO  BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2011	By:	/s/ Michael J. Dee
Michael J. Dee
President and Chief Executive Officer